Exhibit 7

TAHOE INVESTMENT GROUP CO., LTD.
No. 333 Wusibei Road
Fuzhou City, Fijian Province, China

Board of Directors
Alliance Healthcare Services, Inc.
100 Bayview Circle, Suite 400
Newport Beach, California 92660

December 8, 2016

Dear Members of the Board:

Tahoe Investment Group Co., Ltd., formerly known as Fujian Thai Hot Investment Co., Ltd. (“Tahoe”), is pleased to submit this proposal to acquire all of the outstanding common shares of Alliance Healthcare Services, Inc. (“Alliance Healthcare”) that are not currently owned by THAIHOT Investment Company Limited, an indirect wholly-owned subsidiary of Tahoe ("TICL"), at a purchase price of $9.60 per share in cash.  The proposed transaction will not be subject to a financing condition.

The $9.60 per share price represents a 20% premium over Alliance Healthcare’s last closing price, a premium of approximately 29.4% to its average closing price during the last 90 trading days,  and a premium of approximately 41.2% to its average closing price during the last 180 trading days.

As you know, Tahoe, through TICL, owns approximately 52% of the outstanding Alliance Healthcare common shares, and a majority of Alliance Healthcare’s board of directors were nominated by Tahoe in accordance with the terms of the Governance, Voting and Standstill Agreement dated as of March 29, 2016 by and between Tahoe, TICL and Alliance Healthcare (the “Standstill Agreement”).  We agree that the Alliance Healthcare board of directors shall appoint a special committee of independent and disinterest directors to consider our proposed transaction and make a recommendation to the board of directors.  We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction.  We will not move forward with the transaction unless it is approved by such special committee.

None of the Alliance Healthcare directors who were nominated by of Tahoe and its affiliates will participate in the consideration of our proposal by Alliance Healthcare, the special committee or the special committee’s advisors.  In addition, the transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of Alliance Healthcare not owned by Tahoe or its affiliates.  We intend to implement the proposed transaction in a manner that will ensure that Alliance Healthcare will become a wholly-owned subsidiary of Tahoe and/or its affiliates and that all shareholders of Alliance Healthcare will receive the same consideration for their shares in the proposed transaction.

We currently intend that following completion of the proposed transaction, Alliance Healthcare’s business will continue to be run in a manner that is generally consistent with its current operations and does not currently contemplate making any significant changes in Alliance Healthcare’s strategic or operating philosophy or its business.  Alliance Healthcare would proceed to operate as a separate company 100% owned by Tahoe and/or its affiliates.

Given our knowledge of Alliance Healthcare, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Alliance Healthcare shares.

We are aware that the terms of the Standstill Agreement prohibit us from acquiring or proposing to acquire additional shares of the equity interests in Alliance Healthcare, and from making any public announcement in connection therewith.  We are therefore submitting this proposal to you subject to the granting by the Unaffiliated Directors (as defined in the Standstill Agreement) of waiver of any relevant provisions of the Standstill Agreement that would otherwise prohibit, prevent or hinder us from making this proposal and from making public announcement of this proposal.  We hereby ask the Unaffiliated Directors (as defined in the Standstill Agreement) to allow us to make this proposal and to pursue the proposed transaction.

In considering our proposal, you should know that in our capacity as a shareholder of Alliance  Healthcare we are interested only in acquiring the shares of Alliance Healthcare not already owned by Tahoe and its affiliates and that in such capacity we have no interest in selling any of the shares owned by us in Alliance Healthcare nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving Alliance Healthcare.

We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, should the Unaffiliated Directors grant us the waiver to submit this proposal, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission.

This indication of interest is non-binding and no agreement, arrangement or understanding between the parties will be created until such time as definitive documentation has been executed and delivered by Tahoe and all other appropriate parties and the agreement, arrangement or understanding has been approved by Tahoe's boards of directors.

We believe that our proposal represents an attractive opportunity for Alliance Healthcare’s shareholders to receive a significant premium to Alliance Healthcare’s current and recent share prices.  We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

We look forward to your response.

Sincerely,

Tahoe Investment Group Co., Ltd.

By:	/s/ Qisen Huang
Name: Qisen Huang
Title: Chairman